UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934
Pinnacle Gas Resources, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
723464301

(CUSIP Number)
Jerry Cash
210 Park Ave, Suite 2750
Oklahoma City, OK 73102
(405) 600-7704

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 6, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	723464301

1	NAME OF REPORTING PERSON I.R.S. Identification No. of above person (entities only). Quest Resource Corporation, I.R.S. Identification No. 90-0196936

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,599,502(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,599,502(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.1%(2)

14	TYPE OF REPORTING PERSON

CO

(1) Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by the DLJ Parties, each of whom entered into a Support Agreement, dated as of October 15, 2007, with Quest, obligating the stockholder to vote its shares in favor of matters related to the merger of the issuer with a subsidiary of Quest. For more information regarding the securities holdings of the DLJ Parties, please see Schedule B to the Schedule 13D. Quest expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the Support Agreement.
(2) Based on 29,025,751 shares of the issuer’s common stock outstanding as of October 12, 2007, as represented by the issuer in the Amended and Restated Agreement and Plan of Merger discussed in Items 3 and 4 below.
This Amendment No. 1 (“Amendment No. 1”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on October 25, 2007. (Amendment No. 1 and the Schedule 13D, together the “Schedule 13D”) Capitalized terms used herein and not defined have the meaning assigned to them in the Schedule 13D.
This Amendment No. 1 is filed by the Filing Person in accordance with Exchange Act Rule 13d-2 and refers only to the information that has changed materially since the filing of the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended to include the following information:
(b) The address of Quest’s principal office is 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by adding the following:
On February 6, 2008, Quest, Merger Sub and Pinnacle entered into an Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2008, (the “Amended Merger Agreement”). In connection with the amendment to the Merger Agreement, the Stockholders entered into an Amendment to Support Agreement with Quest, dated as of February 4, 2008,, as more fully described in Item 4, which clarified that references in the Support Agreement to “Merger Agreement” as used in the Support Agreement will mean the Amended Merger Agreement and not the original Merger Agreement.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following to paragraphs (a) — (b):
On February 6, 2008, the parties entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) to modify the exchange ratio of Quest common stock Pinnacle shareholders will receive in exchange for each share of Pinnacle stock from 0.6584 to 0.5278, to update certain representations and warranties of the parties, to change the name of the surviving corporation to Quest Western Resource Corporation, to modify the termination provision (as described below) and to effect certain technical changes. The other terms of the Original Agreement remain unchanged.
The Amended Merger Agreement contains certain termination rights for both Quest and Pinnacle, and further provides that, upon termination of the Amended Merger Agreement under specified circumstances a party may be required to pay the other party a termination fee of $3.0 million. The Amended Merger Agreement was modified to provide that in certain limited circumstances if the Amended Merger Agreement is terminated by Pinnacle, Quest has not received a superior proposal or there is no material adverse effect related to Pinnacle, Quest will be required to pay Pinnacle a termination fee of $5.0 million.

The foregoing description of the Merger and the Amended Merger Agreement is not complete and is qualified in its entirety by reference to the Amended Merger Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.
On February 6, 2008, the Support Agreement, dated as of October 15, 2007, between the Company and certain stockholders of Pinnacle was amended so that the term “Merger Agreement” as used in the Support Agreement will mean the Amended Merger Agreement and not the Original Agreement.
Item 7. Material to Be Filed as Exhibits
The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2008, by and among Quest Resource Corporation, Pinnacle Gas Resources, Inc. and Quest MergerSub, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Quest Resource Corporation on February 6, 2008).

2	Amendment to Support Agreement, dated as of February 4, 2008, by and among certain stockholders of Pinnacle Gas Resources, Inc, and Quest Resource Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Quest Resource Corporation on February 6, 2008).

Signature
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

Quest Resource Corporation
By:	/s/ Jerry D. Cash
Name:	Jerry D. Cash
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Title

1	Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2008, by and among Quest Resource Corporation, Pinnacle Gas Resources, Inc. and Quest MergerSub, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Quest Resource Corporation on February 6, 2008).

2	Amendment to Support Agreement, dated as of February 4, 2008, by and among certain stockholders of Pinnacle Gas Resources, Inc, and Quest Resource Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Quest Resource Corporation on February 6, 2008).